Exhibit 99.1

Bitauto Files Annual Report on Form 20-F

BEIJING, April 20, 2015 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the Securities and Exchange Commission on April 20, 2015.

The annual report can be accessed on Bitauto’s investor relations website at http://ir.bitauto.com/. Bitauto will provide hardcopies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Bitauto Holdings Limited

Bitauto Holdings Limited is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

IR Department

Suki Li

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group

+86 (10) 5960-8600

bitauto@brunswickgroup.com